Mail Stop 3561

May 8, 2007

Eric Gaer, Chief Executive Officer
Solvis Group, Inc.
701 N. Green Valley Pkwy
Suite 200
Henderson, NV 89074

> **Re: Solvis Group, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed April 25, 2007**
> **File No. 0-30443**

Dear Mr. Gaer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Requirement pursuant to Item 304(a)(1)(ii) of Regulation S-B

1. We note your response to prior comment two of our letter dated April 13, 2007. You indicate that the reports of Weinberg & Company P.A. contained a statement indicating substantial doubt about the company's ability to continue as a going concern, and did not contain an adverse opinion. The disclosure should also state

whether the reports of Weinberg & Company P.A., on your financial statements for the last two fiscal years audited by the former accountant contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification. Please revise your disclosures accordingly.

Requirement pursuant to Item 304(a)(1)(iv) of Regulation S-B

2. We note your response to prior comment three. We do not believe your statement that "the auditors are unable to say whether there are or are not any disagreements in the two most recent fiscal years and any subsequent interim period" through the date of the change in auditors meets the requirements of Item 304 of Regulation S-B. Item 304 (a)(1)(iv) requires you (the small business issuer, not the former accountant) to make the assessment for the last two years audited by Weinberg & Company P.A. and the subsequent period through the date of dismissal in order for the Form 8-K to be compliant. Item 304(a)(3) requires Weinberg & Company P.A., to furnish a letter addressed to the Commission stating whether it agrees with the statements made by you in the Form 8-K and, if not, stating the respects in which it does not agree. Please refer to Item 304(a)(1)(iv) and revise your disclosure accordingly.

Requirement pursuant to Item 304(a)(3) of Regulation S-B

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain an file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

*****

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

Eric Gaer
Solvis Group, Inc.
May 8, 2007
Page 3

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant

cc: Robert A. Dietrich, CFO/Director
        Solvis Group, Inc.
        Fax: (760) 930-9531